UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July, 2008
Commission File Number 001-14564
APT SATELLITE HOLDINGS LIMITED
(Registrant’s name)
22 Dai Kwai Street, Tai Po Industrial Estate, Tai Po, New Territories, Hong Kong
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant home country, or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

(Incorporated in Bermuda with limited liability)
(Stock Code: 1045)
APT Satellite announces intention to terminate its ADR program and to voluntarily delist its ADSs from the New York Stock Exchange
July 17, 2008 — APT Satellite Holdings Limited (“APT”) announced its intention to voluntarily delist its American Depositary Shares (“ADSs”) from the New York Stock Exchange (“NYSE”) and to terminate its American Depositary Receipts (“ADRs”) program. Each ADS represents eight ordinary shares of APT.
Delisting Process and Termination of the ADR Program
APT expects to file a Form 25 with the Securities and Exchange Commission (“SEC”) on or about July 28, 2008 with the delisting from the NYSE becoming effective 10 days after such filing.
APT has also given written notice to The Bank of New York (“BoNY”), as depositary of the ADR program, of its intention to terminate the ADR program. At APT’s request, BoNY will cease to issue new ADRs as of the close of business on or about August 6, 2008 and terminate the offering made under the registration statement filed as Form F-6 with respect to the unissued ADSs. The ADR program will terminate 90 days after BoNY delivers formal notice of termination to ADR holders.
In addition, APT and BoNY have agreed to amend the deposit agreement dated December 13, 1996 (the “Deposit Agreement”) to shorten from 1 year to 30 days the period after termination of the Deposit Agreement during which ADR holders may exchange their ADRs for ordinary shares. Such amendment to the Deposit Agreement will become effective 30 days after BoNY delivers formal notice of the amendment to ADR holders.
Following termination of the then amended Deposit Agreement, the ADRs will no longer be transferable. ADR holders will, however, be entitled to return their ADRs to BoNY up to 30 days from the termination of the ADR program and receive the underlying ordinary shares, subject to the cancellation fees charged by BoNY pursuant to the Deposit Agreement. If after such 30 days ADR holders do not surrender their ADRs and request delivery of the underlying shares, such ADR holders will lose the right to receive such shares and, instead, will be entitled, upon subsequent surrender of their ADRs, to receive the net proceeds received by BoNY for the sale of such shares.
Rationale for Delisting
APT has considered the costs and benefits of maintaining the listing of its ADSs on NYSE and believes that delisting is in the best interests of shareholders, considering the relatively low participation in the ADR program and relatively high costs and administrative expenses associated with the listing.

In addition, APT believes that the continued listing of its ordinary shares on the Hong Kong Stock Exchange will provide sufficient ongoing liquidity to its shareholders. Notwithstanding the delisting of its ADSs, APT’s registration under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”) remains currently in effect and APT continues to comply with its disclosure obligations. In this regard, APT is also considering, when it becomes eligible to do so, an eventual deregistration under the applicable provisions of the Exchange Act. Deregistration under the Exchange Act, if and when taken after appropriate consideration by APT, will not affect the continued listing of the ordinary shares on the Stock Exchange of Hong Kong Limited.
Media inquiries:
APT Satellite Holdings Limited
Name: Dr. Brian Lo
Tel: +852 2600 2336
Mobile: +852 9185 2239
Fax: +852 2522 0419
Email: brianlo@apstar.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 17, 2008.

APT Satellite Holdings Limited
By	/s/ Cheng Guangren
Cheng Guangren
Executive Director and President

3